Exhibit 4.6
Letter of Indemnification

BLUEPHOENIX SOLUTIONS LTD

LETTER OF INDEMNIFICATION

Dated ________________

From BluePhoenix Solutions Ltd. to [_________] (the “Office Holder”)

Dear [_____],

This letter (the “Letter of Indemnification”) sets forth the terms and conditions of exemption and indemnification provided to you by Bluephoenix Solutions Ltd. (the “Company”) in respect of your service as an Office Holder of the Company ("Nos'e Misra" as such term is defined in the Companies Law, 1999 (the “Companies Law”), including your service as an Office Holder of a company controlled by the Company ("control" as defined in the Companies Law) (the "Subsidiary") to the fullest extent permitted by law. Accordingly, the Company hereby agrees as follows:

1.	Exemption From Liability

The Company hereby exempts you, to the fullest extent permitted by law, from any responsibility or liability for damages caused as a result of a breach of your duty of care to the Company or to any Subsidiary, provided that in case that you serve as director of the Company, the Company shall not exempt you in advance with respect to  a breach of your duty of care in connection with a distribution, and further provided that, in no event shall you be exempt with respect to any actions listed in Section 3 below.

2.	Indemnification

(a)           Subject to the provisions of the Companies Law and the Securities Law, 1968 (the “Securities law”), the Company hereby undertakes to indemnify you to the fullest extent permitted by the Companies Law and the Securities Law, with respect to the following liabilities, expenses and payments, provided that such liabilities, expenses and payments were incurred by you in your capacity as an Office Holder of the Company or in your capacity as an Office Holder of any Subsidiary:

(i)	a financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by a court of law;

(ii)
reasonable litigation expenses, including legal fees, incurred by you as a result of criminal inquiry or an investigation or proceeding instituted against you by a competent authority, which inquiry or investigation or proceeding has ended without the filing of an indictment and without an imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding without the filing of an indictment for an offence that does not require proof of mens rea or in connection with financial sanction (the phrases "proceeding that has ended without the filing of an indictment" and "financial obligation in lieu of a criminal proceeding" shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law);

(iii)
expenses, including reasonable litigation expenses and legal fees, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H'3 of the Securities Law; or (B) administrative infringements pursuant to the provisions of Chapter H'4 of the Securities Law; or (C) infringements pursuant to the provisions of Chapter I'1 of the Securities Law;

(iv)
reasonable legal expenses, including attorney's fees, which you incurred or with which you were charged by a court of law, in a proceeding brought against you, by the Company or on its behalf or by another person, or in a criminal prosecution in which you were acquitted, or in a criminal prosecution in which you were convicted of an offense that does not require proof of mens rea (criminal intent); and

(v)	payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law.

(b)           Subject to the provisions of the Companies Law and the Securities Law, the Company undertakes to indemnify you with respect to (i) financial obligations as specified in Section 2(a)(i) above, provided, that the undertaking is limited to categories of events which, in the opinion of the Company’s Board of Directors can be foreseen, based on the Company’s actual activities at the time the undertaking to indemnify is given, and in amounts set by the Board of Directors as reasonable; and (ii) expenses, fees and payments as specified in Sections 2(a)(ii), (iii), (iv) and (v) above.

3.	(a) The Company shall not indemnify or exculpate you in any of the following circumstances:

(i)	a breach of duty of loyalty, except, with respect to indemnification to the extent that you acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

(ii)	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of your negligent conduct;

(iii)	an act or omission committed with intent to derive illegal personal benefit; or

(vi)	a fine, civil fine, financial sanction or levy against you.

(b) The Company shall not indemnify you for a proceeding instituted against you pursuant to the provisions of Chapter H'3, H'4 and I'1 under the Securities Law.

4.             The Company will make available to you all amounts in accordance with Section 2 above on the date on which such amounts are first payable by you and in any event not later than fifteen (15) days following receipt by the Company of your written request therefor ("Time of Indebtedness"), including with respect to any claim against you initiated by the Company or by any Subsidiary or in their right, and with respect to items referred to in Sections 2(a) (ii), (iii), (iv) and (v) above, not later than the date on which the applicable court or other competent authority renders its decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company, if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined by an unappealable court judgment that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator or other competent authority, including for the purpose of substituting liens imposed on your assets.

5.             The Company will indemnify you even if at the Time of Indebtedness you are no longer an Office Holder of the Company provided that the obligations with respect to which you will be indemnified hereunder are in respect of actions taken by you, either prior to or after the date hereof, while you were an Office Holder of the Company or in respect of actions taken by you while you were an Office Holder of a Subsidiary as aforesaid, and in such capacity.

6.             The indemnification will be limited to the expenses mentioned in Section 2(a)(ii), (iii), (iv) and (v) above (pursuant and subject to Section 4 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 3 above) and to the matters mentioned in Section 2(a)(i) above insofar as they result from, or are connected to, events and circumstances set forth in Schedule A hereto, which are deemed by the Company's Board of Directors, based on the current activity of the Company, to be foreseeable as of the date hereof.

7.             The total amount of indemnification under Section 2 above that the Company undertakes towards all of the Company's Office Holders whom the Company has resolved to indemnify, jointly and in the aggregate, shall not exceed, during the course of the Company's existence, 50% (fifty percent) of the Company's net assets, measured by the balance sheet of the Company published for the end of the last fiscal year prior to the time that notice is provided to the Company.

8.             The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 7 above.

9.             Subject to the provisions of Sections 7 and 8 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law and under this Letter of Indemnification.

10.           The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

11.           In all indemnifiable circumstances, indemnification will be subject to the following:

(a)            You shall promptly notify the Company of any legal proceedings initiated against you and of all threatened legal proceedings without delay following your first becoming aware thereof. However, your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein (except to the extent that such failure to notify causes the Company damages). You shall deliver to the Company, or to such person as it shall advise you, without delay, all documents you receive in connection with these proceedings. Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may likely give rise to the initiation of legal proceedings against you in connection with your actions as an Office Holder of the Company or of any Subsidiary.

(b)           Other than with respect to proceedings that have been initiated against you by the Company or by any Subsidiary, or in their names, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings by handing over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you. The Company shall notify you of any such decision to defend with ten (10) calendar days of receipt of notice of any such proceeding. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid. For the avoidance of doubt, in case of criminal proceedings, the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Indemnification Undertaking and/or pursuant to law. The Company shall not, without your prior written consent, consent to the entry of any judgment against you or enter into any settlement or compromise which (i) includes an admission of your fault, (ii) does not include, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding or (iii) is not fully indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law. This paragraph shall not apply to a proceeding brought by you under Section 11(g) below.

(c)           You will fully cooperate with the Company and/or the attorney as aforesaid, in every reasonable way, as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

(d)           Notwithstanding the provisions of Sections 11(b) and 11(c) above, (i) if in a proceeding to which you are a party by reason of your status as an Office Holder of the Company or a Subsidiary and the named parties to any such proceeding include both you and the Company or any subsidiary of the Company, a conflict of interest or potential conflict of interest (including the availability to the Company and its subsidiary, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, you shall be entitled to be represented by separate legal counsel, which shall represent other persons similarly situated, of the Company's choice and reasonably acceptable to you and other person's choice, at the expense of the Company. In addition, if the Company fails to comply with any of its material obligations under this Letter of Indemnification or in the event that the Company or any other person takes any action to declare this Letter of Indemnification void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, except with respect to such actions, suits or proceedings brought by the Company or any Subsidiary that are resolved in favor of the Company or the Subsidiary, you shall have the right to retain counsel of your choice, and reasonably acceptable to the Company and at the expense of the Company, to represent you in connection with any such matter.

(e)            If, in accordance with Section 11(b) (but subject to Section 11(d)), the Company has assumed the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions, to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, unless (i) the Company shall not have assumed the conduct of your defense as contemplated, (ii) the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, (iii) the named parties to any such action (including any impleaded parties) include both you and the Company or any Subsidiary, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between you and the Company or any Subsidiary, or (iv) the Company shall agree to such expenses in either of which events all reasonable fees and expenses of your counsel shall be borne by the Company.

(f)            The Company will have no liability or obligation pursuant to this Letter of Indemnification to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

(g)            If required by law, the Company's authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof in accordance with the terms herein. In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to determine your right to indemnification hereunder or fails to make such payment or advancement, you may apply to any court which has jurisdiction to enforce the Company's obligations hereunder. The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

12.           The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide an indemnification and advance expenses under this Letter, the Company shall purchase and maintain in effect directors' and officers' liability insurance, which shall include coverage for your benefit, providing coverage in amounts as reasonably determined by the Board of Directors of the Company. The Company hereby undertakes to notify you 30 days prior to the expiration or termination of the directors' and officers' liability insurance.

13.           If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

14.           For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification derogates from the Company's right to indemnify you post factum, in such amounts and to such extent permitted under the Companies Law.

15.           If any undertaking included in this Letter of Indemnification is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16.           This Letter of Indemnification and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

17.           Beginning on the effective date of this Letter of Indemnification, this Letter of Indemnification cancels any preceding letter of indemnification or arrangement for indemnification that may have been issued to you by the Company.

18.           Neither the settlement or termination of any proceeding, nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder. In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement, shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that your action was unlawful.

19.           This Letter of Indemnification shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators. This Indemnification Undertaking shall continue for your benefit and your heirs', personal representatives', executors' and administrators' benefit after you cease to be a an Office Holder of the Company.

20.           Except with respect to changes in the governing law which expand your right to be indemnified by the Company, no supplement, modification or amendment of this Letter of Indemnification shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Letter of Indemnification shall be deemed or shall constitute a waiver of any other provisions of this Letter of Indemnification (whether or not similar), nor shall such waiver constitute a continuing waiver.

21.           This Letter of Indemnification is being issued to you pursuant to the resolutions adopted by the Audit Committee and the Board of Directors of the Company on October 10, 2011 [and by the shareholders of the Company on  [___], 2011]. The Board of Directors has determined, based on the current activity of the Company, that the total amount of indemnification stated in Section 7 is reasonable and that the events listed in Schedule A are reasonably anticipated.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours,

BluePhoenix Solutions Ltd.
By: ____________________
Date: _________________

Agreed:

Signature: ______________________________
Name: _________________________________
Title: __________________________________
Date: __________________________________

Schedule A

1.           Negotiations, execution, delivery and performance of agreements on behalf of the Company and any Subsidiary including, inter alia, any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, its Subsidiaries or affiliates relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

2.           Any claim or demand made in connection with any transaction which is not within the ordinary course of business of either the Company, its subsidiaries or affiliates, including the sale, lease or purchase of any assets or businesses.

3.           Anti-competitive acts and acts of commercial wrongdoing.

4.           Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.

5.           Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party's intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its Subsidiaries or affiliates.

6.           Actions taken in connection with the intellectual property of the Company and any Subsidiary and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

7.           Participation and/or non-participation at the Company's board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company's board meetings.

8.           Approval of corporate actions including the approval of the acts of the Company's management, their guidance and their supervision.

9.           Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company's business.

10.         Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

11.         Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its Subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

12.         Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.

13.         Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws.

14.         Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

15.         Resolutions and/or actions relating to employment matters of the Company and/or its Subsidiaries and/or affiliates.

16.         Events, pertaining to the employment conditions of employees and to the employer—employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

17.         Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its Subsidiaries or affiliates.

18.         Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its Subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

19.         Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any Subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

20.         Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment, and actions in connection with the testing of products developed by the Company and/or its Subsidiaries or in connection with the distribution, sale, license or use of such products.

21.         Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (a) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a "Release") or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its Subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or public health law.

22.         Actions in connection with the Company's development, use, sale, licensing, distribution, marketing or offer of products and/or services.

23.         Resolutions and/or actions relating to a merger of the company and/or of its Subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

24.         Resolutions and/or actions relating to investments in the Company and/or its Subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

25.         Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its Subsidiaries and/or affiliates, or any of their respective business operations.

26.         Actions relating to the operations and management of the Company and/or its Subsidiaries.

27.         Actions taken in connection with the approval and execution of financial reports and business reports and the representations made in connection therewith.

28.         Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.